Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

December 23, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hammerhead Energy Inc.

Amendment No. 3 to Registration Statement on Form F-4

Filed December 21, 2022

File No. 333-267830

Ladies and Gentlemen:

On behalf of Hammerhead Energy Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2022, with respect to Amendment No. 3 to the Registration Statement on Form F-4, File No. 333-267830, filed with the Commission on December 21, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4 filed December 21, 2022

Material Canadian Tax Considerations, page 203

1.

Please revise your Canadian tax discussion to clarify that the discussion in the prospectus constitutes counsel’s opinion and name counsel. In addition, clearly identify and articulate the opinion being rendered. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 203 of Amendment No. 4.

Securities and Exchange Commission

December 23, 2022

Exhibits

2.

Please have counsel revise Exhibit 5.1 to opine as to the due authorization of the New SPAC Warrants and Warrant Transaction Documents and remove the assumptions in clauses (m) and (p). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that counsel has revised Exhibit 5.1 of Amendment No. 4.

3.	Please have counsel revise Exhibit 5.2 to clarify that the company is registering 30,050,000 warrants.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that counsel has revised Exhibit 5.2 of Amendment No. 4.

*        *        *        *         *

Securities and Exchange Commission

December 23, 2022

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

cc:	Liz Packebusch

Karina Dorin

John Hodgin

Joanna Lam

Raj Rajan

Securities and Exchange Commission

Scott Sobie

Hammerhead Energy Inc.

Peter Haskopoulos

Decarbonization Plus Acquisition Corporation IV

E. Ramey Layne

Vinson & Elkins L.L.P.

Bill Maslechko

Burnet, Duckworth & Palmer LLP

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP